

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Van A. Dukeman
Chief Executive Officer
First Busey Corporation
100 W. University Ave.
Champaign, Illinois 61820

> **Re: First Busey Corporation**
> **Registration Statement on Form S-4**
> **Filed October 18, 2024**
> **File No. 333-282727**

Dear Van A. Dukeman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark J. Menting, Esq.